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                                              Filed by iPrint Technologies, inc.
                       Filed pursuant to Rules 165 and 425 promulgated under the
                            Securities Act of 1933, as amended, and deemed filed
                                    Pursuant to Rule 14a-6 promulgated under the
                                     Securities Exchange Act of 1934, as amended

                                            Subject Company: Wood Alliance, Inc.
                      iPrint Technologies, inc.'s Exchange Act File No.: 0-29733



Contact:   Sonya Chan
           Director of Communications
           iPrint Technologies, inc.
           SChan@iPrint.com
           ----------------
           650.298.8500, ext. 2581

FOR IMMEDIATE RELEASE
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             iPRINT AND WOOD ASSOCIATES STOCKHOLDERS APPROVE MERGER

(Redwood City, CA - October 25, 2001) - iPrint Technologies, inc. (Nasdaq:
IPRT), the leading online printing technology and infrastructure provider, announced today that its stockholders have approved its proposal related to the company's merger transaction with Wood Associates.

At a special meeting of stockholders held on October 24, 2001, iPrint reported that 93% of its outstanding common shares were represented in person or by proxy, and 76.5% of the total outstanding common shares voted in favor of the iPrint merger proposal. This proposal is more fully described in a joint proxy statement/prospectus filed by iPrint with the SEC.

On October 19, 2001, Wood Associates held a special meeting of its stockholders and reported that 99.7% of its closely held outstanding common shares voted in favor of the merger proposal.

Subject to the parties satisfying their respective closing conditions, which are more fully described in the joint proxy statement/prospectus, the companies currently contemplate that the closing of the merger will occur on or about October 31, 2001. Upon closing, holders of Wood common stock will receive 0.86 of a share of iPrint common stock in exchange for each share of Wood common stock they own, as adjusted for any stock splits, combinations, stock dividends, and the like.

About iPrint Technologies, inc.

Founded in 1996, iPrint Technologies, inc. is the leading online printing technology and infrastructure provider. iPrint creates technology that improves the print buying process, serving such companies as Intel, 3M, Microsoft, OfficeMax, Oracle, and PeopleSoft. iPrint's technology integrates into e-procurement platforms, streamlining the cost of ordering professional printing and improving the overall ROI of e-procurement efforts. iPrint's technology also powers the award-winning, branded Web site, iPrint.com, which offers SOHO customers convenience and significant cost savings on professionally printed products. iPrint has been distinguished with the Inc./Cisco Technology Award, an "Innovation in Print" award by CAP Ventures, and named the #15 top eBusiness by InformationWeek. iPrint Technologies, inc. can be reached at http://www.iPrint.com.
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About Wood Associates

Founded in 1985, Santa Clara-based Wood Associates (Wood Alliance, Inc.) is one of the leading promotional marketing companies in the United States. With a network of 19 offices nationwide, the company has created and managed marketing programs for world-class companies like AOL Time Warner, BP, Charles Schwab, and Compaq. In addition to providing "one-stop shopping" for promotional programs such as logo merchandise and catalog marketing, Wood Associates delivers unique web-based promotions and incentive programs to enhance branding. The company's web programs can be integrated with existing promotional campaigns to create maximum impact for the customer. For more information on Wood Associates, call
(800) 755-9655 or visit the company's web site at www.WoodTeam.com.

(Sources: PC Data Online, Top Monthly E-Tailers Reports and Top Monthly Sites Reports; CAP Ventures, Research; BizRate.com, Customer Certified Ratings; Keynote.com, 2000.)

                                      # # #

iPrint is a registered trademark of iPrint Technologies, inc. Other marks are property of their respective owners.

Caution applicable under certain SEC rules

Security holders are urged to read iPrint's proxy statement/prospectus regarding the proposed business combination with Wood Associates because it contains important information about the transaction. The proxy statement/prospectus has been filed with the SEC by iPrint. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by iPrint with the SEC at the SEC's Web site at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained for free from iPrint.

iPrint and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of iPrint with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in iPrint's proxy statement of its 2001 annual meeting of stockholders dated April 26, 2001. This document is available free of charge at the SEC's Web site at www.sec.gov and from iPrint.

This press release contains forward looking statements as that term is used in
Section 21E of the Securities Exchange Act of 1934, as amended, relating to the closing of the merger between iPrint Technologies, inc. and Wood Associates. These forward looking statements are subject to risks and uncertainties that could cause actual events or results to differ materially from those stated or implied by our forward looking statements. Among these risks and uncertainties are the risks that conditions to the merger which are described in the joint proxy statement/prospectus on file with the SEC are not fulfilled and are not waived, such that the merger does not occur or is delayed.